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                                                                          SANDOZ


                                                                   PRESS RELEASE

CONTACT:

Mr. Tim Croasdaile - Gerber                                Bjorn Edlund - Sandoz
(616) 928-2718                                                    41-61-324-9001

FOR IMMEDIATE RELEASE:                          Laurie Smith - Burson-Marsteller
                                                                  (212) 614-4952

              SANDOZ LTD. TO ACQUIRE THE GERBER PRODUCTS COMPANY

           SANDOZ TO COMMENCE TENDER OFFER AT $53 PER SHARE IN CASH


        Fremont, Michigan and Basel, Switzerland, May 23, 1994 - Gerber Products Company (NYSE-GEB) and Sandoz Ltd., Basel announced today that they have entered into a definitive agreement for Sandoz to acquire all of the issued and outstanding shares of common stock of Gerber at $53 per share in cash, for an aggregate purchase price of approximately $3.7 billion. According to the agreement, Sandoz will commence a tender offer for all outstanding shares of common stock of Gerber at $53 per share in cash on or prior to May 27, 1994.

        The $53 cash price represents a premium of approximately 53 percent over Friday's closing price of Gerber stock on the New York Stock Exchange.

        Sandoz' obligation to purchase shares in the offer will be subject to the satisfaction or waiver of certain conditions, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and, as a result of Gerber's ownership of Gerber Life Insurance Company, the receipt of the approval of the Superintendent of Insurance of New York. The parties indicated that they expect to receive all such approvals in due course and expect to close the tender offer in three to six months.
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        All shares not purchased in the tender offer will be converted into the right to receive $53 per share in a second-step merger to be consummated as soon as practicable after the tender offer.

        Mr. Alfred Piergallini, Gerber Chairman, President and CEO said, "This transaction represents exceptional value for our shareholders and is in the best interest of our customers and associates. We spent many months assessing the best course for Gerber. As I wrote to our shareholders in Gerber's Annual Report, the most important ingredient in our future is further extending the Gerber franchise in the international arena. To capitalize on the large international potential for our products would require significant investments over many years to build the necessary infrastructure. Joining with Sandoz provides us with opportunities for dynamic growth in a much shorter time horizon and with the necessary infrastructure already in place in most major markets".

        Dr. Marc Moret, Chariman of Sandoz, Ltd. said, "We are delighted to welcome the Gerber Products Company into the Sandoz Group. This transaction furthers our long-term commitment to building a high quality worldwide nutrition business. Gerber is a unique company of the highest quality which will fit perfectly as a cornerstone for this business in North America and complement our strong nutrition business in Europe. We have been searching for and acquiring high value-added nutritional products with market leadership positions to add to our portfolio. Gerber's excellent image and exceptional market strength in North America give us a strong base in child nutrition on which we will expand internationally."

        Dr. Rolf Schweizer, CEO of Sandoz, Ltd. said, "Sandoz has in place the international structure and presence to capitalize on the Gerber brand and expertise in child nutrition. Gerber's position in North America strengthens our existing base of nutrition products there. This geographic balance will provide a platform for dynamic growth. Gerber provides synergies for Sandoz with advanced technologies in processing and packaging which we can apply in Europe and the Far East".
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        Gerber had sales of $1.2 billion in fiscal 1994 (89% in North America), operating income of $212 million and net income of $127 million before restructuring charges.

        Gerber has for 65 years been a major developer, producer and marketer of baby food and baby care products. In the U.S. Gerber is the leading baby food company with over 70% of the market. The Company has a strong presence in Mexico, Puerto Rico and Central America. Gerber employs 12,000 worldwide.

        Sandoz Ltd. founded in 1886 discovers, develops, manufactures and markets products and services in pharmaceuticals, nutrition, seeds, chemicals, agro and the construction & environment business.

        Sandoz Nutrition develops, manufactures and markets a wide range of health-related products such as food drinks, baked goods, sport drinks, health foods and clinical nutrition. Sandoz Nutrition operations were created by the merger with the Wander Company in 1967. With Ovaltine as its base, Sandoz has built a strong group of specialized nutrition products. Wasa and Roland crispbread have strong market positions. Isostar sports drink is the market leader in Europe. Health foods have shown good progress with the recent acquisition of the preforma group and the joint venture with Gazzoni. Clinical enteral nutrition and healthcare foodservice have grown from their U.S. base in Minneapolis, Minn. to recent expansions in key European markets.

        In 1993, Sandoz had sales of 15 billion Swiss Francs ($10.3 billion) and net income of 1.7 billion Swiss Francs ($1.2 billion). The Nutrition division had sales of $1.2 billion (14% in North America). Together with Gerber, Sandoz Nutrition will now double its revenue world-wide to approximately $2.4 billion. Sandoz Nutrition reported sales growth of 25% in the 1st Quarter
1994.

        Sandoz has operated in the U.S. for 75 years and employs approximately 11,000 in its U.S. subsidiaries. Sandoz Ltd. ADRs (American Depository Receipts) are traded in the OTC market under the symbol, SDOZY.